Filed Pursuant to Rule 424(b)(2)
Registration No. 333-180289
PRICING SUPPLEMENT
Dated December 21, 2012
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012 or
ETF Underlying Supplement dated March 22, 2012)

# HSBC USA Inc.
## Buffered Accelerated Market Participation Securities™ ("Buffered AMPS")

▸ This pricing supplement relates to four separate offerings:
  – $1,523,000 Buffered AMPS™ linked to the S&P 500® Index
  – $1,711,000 Buffered AMPS™ linked to the Russell 2000® Index
  – $1,058,000 Buffered AMPS™ linked to the iShares® MSCI Emerging Markets Index Fund
  – $254,000 Buffered AMPS™ linked to the iShares® MSCI EAFE Index Fund

▸ 18-month maturity
▸ 2x exposure to any positive return in the relevant reference asset, subject to a maximum return
▸ Protection from the first 10% of any losses in the relevant reference asset
▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("Buffered AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.  The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplements. Any representation to the contrary is a criminal offense.  We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities.  HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors.  In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.  See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

**Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-6 of this document, page S-3 of the accompanying prospectus supplement and either page S-1 of the accompanying Equity Index Underlying Supplement or page S-2 of the accompanying ETF Underlying Supplement, as applicable.**

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per security / Total linked to the SPX | $1,000.00 / $1,523,000.00 | $22.50 / $34,267.50 | $977.50 / $1,488,732.50 |
| Per security / Total linked to the RTY | $1,000.00 / $1,711,000.00 | $18.00 / $30,798.00 | $982.00 / $1,680,202.00 |
| Per security / Total linked to the EEM | $1,000.00 / $1,058,000.00 | $22.50 / $23,805.00 | $977.50 / $1,034,195.00 |
| Per security / Total linked to the EFA | $1,000.00 / $254,000.00 | $22.50 / $5,715.00 | $977.50 / $248,285.00 |

[1]HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.25% and referral fees of up to 0.60% per $1,000 Principal Amount of securities in connection with the distribution of the securities.  In no case will the sum of the underwriting discounts and the referral fees exceed 2.25% per $1,000 Principal Amount.  See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-16 of this pricing supplement.

**The Securities:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

**HSBC**

# HSBC USA Inc.
# Buffered Accelerated Market Participation Securities™ (Buffered AMPS)



S&P 500® Index
Russell 2000® Index
iShares® MSCI Emerging Markets Index Fund
iShares® MSCI EAFE Index Fund

This pricing supplement relates to four offerings of Buffered Accelerated Market Participation Securities. Each of the four securities has the respective terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and relevant underlying supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or relevant underlying supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is negative, lose up to 90% of your principal.**

**This pricing supplement relates to multiple offerings of securities, each linked to the performance of a specific index or index fund (each index or index fund, a "Reference Asset"). Each of the four securities has a different Maximum Cap. The performance of each of the four securities does not depend on the performance of any of the other securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset, as described below. The following key terms relate to the offerings of securities:**

**Issuer:**                    HSBC USA Inc.

**Principal Amount:**          $1,000 per security

**Reference Asset:**           The relevant underlying index or index fund, as indicated below

| Reference Asset | Ticker | Upside Participation Rate | Maximum Cap | CUSIP/ISIN |
|---|---|---|---|---|
| S&P 500® Index | SPX | 200% | 9.00% | 40432X3Z2/US40432X3Z22 |
| Russell 2000® Index | RTY | 200% | 12.00% | 40432X4A6/US40432X4A61 |
| iShares® MSCI Emerging Markets Index Fund | EEM | 200% | 11.00% | 40432X4B4/US40432X4B45 |
| iShares® MSCI EAFE Index Fund | EFA | 200% | 12.00% | 40432X4C2/US40432X4C28 |

**Trade Date:**                December 21, 2012

**Pricing Date:**              December 21, 2012

**Original Issue Date:**       December 27, 2012

**Final Valuation Date:**      June 23, 2014, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the relevant accompanying underlying supplement.

**Maturity Date:**             June 26, 2014. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the relevant accompanying underlying supplement.

**Payment at Maturity:**       On the Maturity Date, for each security, we will pay you the Final Settlement Value.

**Reference Return:**          With respect to each Reference Asset, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

**Final Settlement Value:**    *If the relevant Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

*If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value*, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

*If the relevant Reference Return is less than the Buffer Value,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value.  For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC.  **If the Reference Return is less than the Buffer Value, you may lose up to 90% of your investment.**

| | |
|---|---|
| **Buffer Value** | With respect to each offering, -10% |
| **Initial Value:** | 1,430.15 for the securities linked to the SPX, 847.92 for the securities linked to the RTY, 43.30 for the securities linked to the EEM, and 56.52 for the securities linked to the EFA, in each case the Official Closing Value of the relevant Reference Asset on the Pricing Date. |
| **Final Value:** | With respect to each of the SPX and the RTY, the Official Closing Value of such Reference Asset on the Final Valuation Date.  With respect to the EEM and the EFA, the Official Closing Value of such Reference Asset on the Final Valuation Date, adjusted by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. |
| **Official Closing Value:** | The closing level or closing price, as applicable, of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the SPX, "SPX <INDEX>", with respect to the RTY, "RTY <INDEX>" , with respect to the EEM, "EEM UP <EQUITY>", and with respect to the EFA, "EFA UP <EQUITY>"), or, for each Reference Asset, any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **Form of Securities:** | Book-Entry |
| **Listing:** | The securities will not be listed on any U.S. securities exchange or quotation system. |

## GENERAL

This pricing supplement relates to four separate offerings of securities, each linked to a different Reference Asset identified on the cover page.  The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. Although each offering of securities relates to a Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and either the Equity Index Underlying Supplement dated March 22, 2012 (for securities linked to the SPX or the RTY) or the ETF Underlying Supplement dated March 22, 2012 (for securities linked to the EEM or the EFA), as applicable. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or relevant underlying supplement, the terms described in this pricing supplement shall control.  You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-6 of this pricing supplement, page S-3 of the prospectus supplement and either page S-1 of the Equity Index Underlying Supplement or page S-2 of the ETF Underlying Supplement, as applicable, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.  As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and underlying supplements) with the SEC for the offerings to which this pricing supplement relates.  Before you invest, you should read the prospectus, prospectus supplement and relevant underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and these offerings.  You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement and relevant underlying supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶  The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶  The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

*For securities linked to the SPX or the RTY:*

▶  The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

*For securities linked to the EEM or the EFA:*

▶  The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

## PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

**If the relevant Reference Return is greater than zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
    (b) $1,000 + ($1,000 × Maximum Cap).

**If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value,** you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

**If the relevant Reference Return is less than the Buffer Value,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

    $1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the relevant Reference Return is less than the Buffer Value, you may lose up to 90% of your investment.**

### Interest

The securities will not pay interest.

### Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

### Reference Sponsor and Reference Issuer

With respect to securities linked to the SPX, S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to securities linked to the RTY, the Russell Investment Group is the reference sponsor. With respect to securities linked to the EEM and the EFA, iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The securities may be suitable for you if:**

▸ You seek an investment with an enhanced return linked to the potential positive performance of the relevant Reference Asset and you believe the value of such Reference Asset will increase over the term of the securities.

▸ You are willing to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10%.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forego dividends or other distributions paid to holders of the stocks comprising the relevant Reference Asset, or the Reference Asset itself, as applicable.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

**The securities may not be suitable for you if:**

▸ You believe the relevant Reference Return will be negative on the Final Valuation Date or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is below -10%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the stocks comprising the relevant Reference Asset, or the Reference Asset itself, as applicable.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and either page S-1 of the Equity Index Underlying Supplement or page S-2 of the ETF Underlying Supplement, as applicable. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the relevant Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and relevant underlying supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and relevant underlying supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;

*If your securities are linked to the SPX or RTY:*

▸ "— General risks related to Indices" in the Equity Index Underlying Supplement;

*If your securities are linked to the RTY:*

▸ "—Small-Capitalization or Mid-Capitalization Companies Risk" in the Equity Index Underlying Supplement;

*If your securities are linked to the EEM or EFA:*

▸ "— General risks related to Index Funds" in the ETF Underlying Supplement;

▸ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which they Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

▸ "— Risks Associated with Non-U.S. Companies" in the ETF Underlying Supplement;

▸ "— Time differences between the Domestic and Foreign Markets and New York City may create discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement;

▶ "— The Notes are Subject to Currency Exchange Risk" in the ETF Underlying Supplement;

▶ "— Even if our or our Affiliates' Securities are held by an Index Fund, We or our Affiliates will not have any Obligation to Consider Your Interests" in the ETF Underlying Supplement; and

*If your securities are linked to the EEM:*

▶ "—There are risks associated with Emerging Markets" in the ETF Underlying Supplement.

**Your investment in the securities may result in a loss.**

You will be exposed to the decline in the Final Value from the Initial Value beyond the Buffer Value of -10%. Accordingly, if the relevant Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 90% of your investment at maturity if the relevant Reference Return is negative.

**The appreciation on the securities is limited by the relevant Maximum Cap.**

You will not participate in any appreciation in the value of the relevant Reference Asset (as multiplied by the Upside Participation Rate) beyond the relevant Maximum Cap. The Maximum Cap is 9% with respect to the securities linked to the SPX, 12% with respect to the securities linked to the RTY, 11% with respect to the securities linked to the EEM, and 12% with respect to the securities linked to the EFA. You will not receive a return on the securities greater than the relevant Maximum Cap.

**Credit risk of HSBC USA Inc.**

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

**The securities will not bear interest.**

As a holder of the securities, you will not receive interest payments.

**Changes that affect the relevant Reference Asset will affect the market value of the securities and the amount you will receive at maturity.**

The policies of the reference sponsor or reference issuer of the relevant Reference Asset concerning additions, deletions and substitutions of the constituents comprising such Reference Asset and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Reference Asset may affect the value of such Reference Asset. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Reference Asset could also affect the value of such Reference Asset. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Reference Asset. Any such actions could affect the value of the securities.

**The securities are not insured by any governmental agency of the United States or any other jurisdiction.**

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

**Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.**

While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

**The securities lack liquidity.**

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the relevant Reference Asset relative to its Initial Value. We cannot predict the Final Value of the relevant Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset to which your securities are linked or the return on your securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶ Principal Amount: $1,000

▶ Upside Participation Rate: 200%

▶ Hypothetical Maximum Cap: 9.00% (The actual Maximum Cap is 9.00% with respect to the securities linked to the SPX, 12.00% with respect to the securities linked to the RTY, 11.00% with respect to the securities linked to the EEM, and 12.00% with respect to the securities linked to the EFA).

The Initial Value and Maximum Cap with respect to each offering of securities were determined on the Pricing Date.

| Hypothetical Reference Return | Hypothetical Payment at Maturity | Hypothetical Return on the Security |
|---|---|---|
| 100.00% | $1,090.00 | 9.00% |
| 80.00% | $1,090.00 | 9.00% |
| 60.00% | $1,090.00 | 9.00% |
| 40.00% | $1,090.00 | 9.00% |
| 20.00% | $1,090.00 | 9.00% |
| 15.00% | $1,090.00 | 9.00% |
| 10.00% | $1,090.00 | 9.00% |
| **4.50%** | **$1,090.00** | **9.00%** |
| 2.00% | $1,040.00 | 4.00% |
| 1.00% | $1,020.00 | 2.00% |
| **0.00%** | **$1,000.00** | **0.00%** |
| -1.00% | $1,000.00 | 0.00% |
| -2.00% | $1,000.00 | 0.00% |
| -5.00% | $1,000.00 | 0.00% |
| **-10.00%** | **$1,000.00** | **0.00%** |
| -15.00% | $950.00 | -5.00% |
| -20.00% | $900.00 | -10.00% |
| -30.00% | $800.00 | -20.00% |
| -40.00% | $700.00 | -30.00% |
| -60.00% | $500.00 | -50.00% |
| -80.00% | $300.00 | -70.00% |
| -100.00% | $100.00 | -90.00% |

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

**Example 1: The relevant Reference Return is 2.00%.**

| | |
|---|---|
| Reference Return: | 2.00% |
| **Final Settlement Value:** | **$1,040.00** |

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,040.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 200%)

= $1,040.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the relevant Reference Return multiplied by 200% when such Reference Return is positive and, as multiplied by the Upside Participation Rate, equal to or less than the relevant Maximum Cap.

**Example 2: The relevant Reference Return is 15.00%.**

| | |
|---|---|
| Reference Return: | 15.00% |
| **Final Settlement Value:** | **$1,090.00** |

Because the relevant Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,090.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 9.00%)

= $1,090.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the relevant Reference Return is positive and such Reference Return multiplied by 200% exceeds the relevant Maximum Cap.

**Example 3: The relevant Reference Return is -5.00%.**

| | |
|---|---|
| Reference Return: | -5.00% |
| **Final Settlement Value:** | **$1,000.00** |

Because the relevant Reference Return is less than zero but greater than the Buffer Value of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 3 shows that you will receive the return of your principal investment where the value of the relevant Reference Asset declines by no more than 10% over the term of the securities.

**Example 4: The relevant Reference Return is -30.00%.**

| | |
|---|---|
| Reference Return: | -30.00% |
| **Final Settlement Value:** | **$800.00** |

Because the relevant Reference Return is less than the Buffer Value of -10%, the Final Settlement Value would be $800.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10%))

= $1,000 + ($1,000 × (-30.00% + 10%))

= $800.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Value of -10%. YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

## INFORMATION RELATING TO THE SECURITIES LINKED TO THE S&P 500® INDEX

*The disclosure relating to the SPX contained below relates only to the offering of securities linked to the SPX.*

### Description of the SPX

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of December 21, 2012 were: Information Technology, Financials, Health Care, Consumer Discretionary and Energy.

*For more information about the SPX, see "The S&P 500® Index" on page S-6 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing levels from December 21, 2007 through December 21, 2012. The closing level for the SPX on December 21, 2012 was 1,430.15. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPX on the Final Valuation Date.

### License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P 500®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The S&P 500® Index (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

## INFORMATION RELATING TO THE SECURITIES LINKED TO THE RUSSELL 2000® INDEX

*The disclosure relating to the RTY contained below relates only to the offering of securities linked to the RTY.*

### Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of November 30, 2012 were: Financial Services, Consumer Discretionary, Producer Durables, Technology, and Health Care.

*For more information about the RTY, see "The Russell 2000® Index" on page S-21 of the accompanying Equity Index Underlying Supplement.*

### Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from December 21, 2007 through December 21, 2012. The closing level for the RTY on December 21, 2012 was 847.92. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

## INFORMATION RELATING TO THE SECURITIES LINKED TO THE iSHARES® MSCI EMERGING MARKETS INDEX FUND

*The disclosure relating to the EEM contained below relates only to the offering of securities linked to the EEM.*

### Description of the EEM

The EEM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure the performance of equity markets in the global emerging markets. As of October 30, 2012, the MSCI Emerging Markets Index consisted of the following 21 component country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

***For more information about the EEM, see "The iShares® MSCI Emerging Markets Index Fund" on page S-21 of the accompanying ETF Underlying Supplement.***

### Historical Performance of the EEM

The following graph sets forth the historical performance of the EEM based on the daily historical closing prices from December 21, 2007 through December 21, 2012. The closing price for the EEM on December 21, 2012 was $43.30. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EEM should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EEM on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 4/2/2007 | 6/29/2007 | 44.58 | 38.71 | 43.78 |
| 7/2/2007 | 9/28/2007 | 50.45 | 37.12 | 49.74 |
| 10/1/2007 | 12/31/2007 | 55.78 | 47.18 | 50.06 |
| 1/2/2008 | 3/31/2008 | 50.71 | 40.65 | 44.76 |
| 4/1/2008 | 6/30/2008 | 52.44 | 44.40 | 45.16 |
| 7/1/2008 | 9/30/2008 | 44.72 | 30.85 | 34.50 |
| 10/1/2008 | 12/31/2008 | 34.26 | 18.20 | 24.95 |
| 1/2/2009 | 3/31/2009 | 27.26 | 19.85 | 24.79 |
| 4/1/2009 | 6/30/2009 | 34.85 | 24.70 | 32.20 |
| 7/1/2009 | 9/30/2009 | 39.48 | 30.22 | 38.88 |
| 10/1/2009 | 12/31/2009 | 42.48 | 37.27 | 41.48 |
| 1/4/2010 | 3/31/2010 | 43.45 | 34.99 | 42.10 |
| 4/1/2010 | 6/30/2010 | 43.99 | 35.19 | 37.30 |
| 7/1/2010 | 9/30/2010 | 44.97 | 36.74 | 44.75 |
| 10/1/2010 | 12/31/2010 | 48.59 | 44.49 | 47.62 |
| 1/3/2011 | 3/31/2011 | 48.75 | 44.25 | 48.69 |
| 4/1/2011 | 6/30/2011 | 50.43 | 44.77 | 47.60 |
| 7/1/2011 | 9/30/2011 | 48.63 | 34.71 | 35.07 |
| 10/3/2011 | 12/30/2011 | 43.21 | 33.43 | 37.94 |
| 1/3/2012 | 3/30/2012 | 44.91 | 38.21 | 42.94 |
| 4/2/2012 | 6/29/2012 | 43.75 | 36.58 | 39.19 |
| 7/2/2012 | 9/28/2012 | 42.83 | 37.15 | 41.32 |
| 10/1/2012* | 12/21/2012* | 43.77 | 39.93 | 43.30 |

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through December 21, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

# INFORMATION RELATING TO THE SECURITIES LINKED TO THE iSHARES® MSCI EAFE INDEX FUND

*The disclosure relating to the EFA contained below relates only to the offering of securities linked to the EFA.*

## Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. As of November 23, 2012, the MSCI EAFE Index consisted of the following 22 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

***For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" on page S-24 of the accompanying ETF Underlying Supplement.***

## Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from December 21, 2007 through December 21, 2012. The closing price for the EFA on December 21, 2012 was $56.52. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EFA on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High | Quarterly Low | Quarterly Close |
|---|---|---|---|---|
| 1/3/2007 | 3/30/2007 | $76.94 | $70.95 | $76.27 |
| 4/2/2007 | 6/29/2007 | $81.79 | $76.05 | $80.63 |
| 7/2/2007 | 9/28/2007 | $85.50 | $67.99 | $82.56 |
| 10/1/2007 | 12/31/2007 | $86.49 | $78.00 | $78.50 |
| 1/2/2008 | 3/31/2008 | $79.22 | $65.63 | $71.90 |
| 4/1/2008 | 6/30/2008 | $78.76 | $68.06 | $68.70 |
| 7/1/2008 | 9/30/2008 | $68.39 | $52.36 | $56.30 |
| 10/1/2008 | 12/31/2008 | $56.42 | $35.53 | $44.87 |
| 1/2/2009 | 3/31/2009 | $45.61 | $31.56 | $37.59 |
| 4/1/2009 | 6/30/2009 | $49.18 | $37.28 | $45.81 |
| 7/1/2009 | 9/30/2009 | $56.31 | $43.49 | $54.70 |
| 10/1/2009 | 12/31/2009 | $57.66 | $52.42 | $55.30 |
| 1/4/2010 | 3/31/2010 | $58.00 | $49.94 | $56.00 |
| 4/1/2010 | 6/30/2010 | $58.08 | $45.86 | $46.51 |
| 7/1/2010 | 9/30/2010 | $55.81 | $46.45 | $54.92 |
| 10/1/2010 | 12/31/2010 | $59.50 | $53.85 | $58.23 |
| 1/3/2011 | 3/31/2011 | $61.98 | $54.69 | $60.09 |
| 4/1/2011 | 6/30/2011 | $64.35 | $56.71 | $60.14 |
| 7/1/2011 | 9/30/2011 | $60.86 | $46.09 | $47.75 |
| 10/3/2011 | 12/30/2011 | $55.86 | $45.46 | $49.53 |
| 1/3/2012 | 3/30/2012 | $55.91 | $48.99 | $54.90 |
| 4/2/2012 | 6/29/2012 | $55.68 | $46.55 | $49.96 |
| 7/2/2012 | 9/28/2012 | $55.57 | $47.30 | $53.00 |
| 10/1/2012* | 12/21/2012* | $56.88 | $51.63 | $56.52 |

* As of the date of this pricing supplement available information for the fourth calendar quarter of 2012 includes data for the period from October 1, 2012 through December 21, 2012. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2012.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.10% and referral fees of up to 0.60% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. In no case will the sum of the underwriting discounts and the referral fees exceed 2.10% per $1,000 Principal Amount.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

# U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions", we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the EEM and EFA (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities linked to the EEM or EFA will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a security linked to the EEM or EFA will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the EEM or EFA will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

## VALIDITY OF THE SECURITIES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the securities offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such securities will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America.  This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K dated July 27, 2012.

# TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, any accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $1,523,000 Buffered Accelerated Market Participation Securities Linked to the S&P 500® Index

## $1,711,000 Buffered Accelerated Market Participation Securities Linked to the Russell 2000® Index

## $1,058,000 Buffered Accelerated Market Participation Securities Linked to the iShares® MSCI Emerging Markets Index Fund

## $254,000 Buffered Accelerated Market Participation Securities Linked to the iShares® MSCI EAFE Index Fund

## December 21, 2012

## PRICING SUPPLEMENT